Mail Room 4561

October 26, 2006

J.P. Causey, Jr., Esq.
Executive Vice President, Secretary
  & General Counsel
Chesapeake Corporation
James Center II
1021 East Cary Street
Richmond, VA 23219

       Re: Chesapeake Corporation
              Post-Effective Amendment No. 1 on Form S-3
              Filed September 29, 2006
              File No. 333-126059

              Form 10-K for the Fiscal Year Ended January 1, 2006
              Form 10-Q for the Quarter Ended April 2, 2006
              Form 10-Q for the Quarter Ended July 2, 2006
              File No. 1-03203

Dear Mr. Causey:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-effective Amendment No. 1 on Form S-3

General

1.   Please note that you must resolve all comments relating to your periodic filings in order for this post-effective amendment to be declared effective.

Form 10-K for the Fiscal Year Ended January 1, 2006

General

2.   We note your use of the non-GAAP measure EBIT throughout your Form 10-K and your Form 10-Q's related to your Consolidated Statements of Income and your discussions of your results of operations in MD&A. Please address the following and tell us how you have considered the guidance in Regulation G, Item 10 of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ):

- We note your line item "(Loss) income from continuing operations before interest, extinguishment of debt and taxes" or EBIT on the face of your consolidated statements of income in your Form 10-K and Form 10-Q's. As a result of your inclusion of such measure in your consolidated statements of income, we believe this presentation is not in accordance with GAAP and creates the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles. Please revise your presentation in your periodic filings, or explain to us in reasonable detail why its retention is justified in light of these concerns.

- We also note your discussions in MD&A regarding the non-GAAP measure EBIT. Tell us how you considered Item 10(e)(1)(i) and (ii) and Question 8 of FAQ to include the following;

     o a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;
     o a reconciliation of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;
     o the economic substance behind management's decision to use such a measure;

> o the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
> o the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
> o the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

> In this regard, if you intend to include a discussion of EBIT in MD&A, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i) and (ii) of Regulation S-K and Question 8 of the related FAQ since this measure appears to be used to evaluate performance and your current disclosure does not comply. Note that similar disclosures should also be considered in your earnings releases on your Forms 8-K.

Note 1. Summary of Significant Accounting Policies

Inventories, page 47

3.   We note in your disclosure that you record inventory reserves based on the age of such inventory unless specific circumstances warrant different treatment. Please tell us the amount of such reserves for each period presented. Also, tell us how you considered Chapter 4 footnote 2 of ARB 43 and SAB Topic 5 (BB), which indicates that inventory write-downs due to obsolescence establish a new cost basis and should not be presented as a reserve. Tell us if the Company has obsolete inventory still on hand and if so, explain why you have not disposed of such inventory yet. Additionally, tell us if such inventory was subsequently sold and resulted in a higher gross margin due to the previous write-downs.

Note 16. Segments, page 72

4.   We note in your disclosure that you operate in four operating segments of which three of those segments (i.e. Pharma, Branded Products and Tobacco) are aggregated into one segment. Please provide us an analysis of why you believe you qualify to aggregate these three segments into one operating segment. In your response, address the criteria in paragraph 17 of SFAS 131 to support your conclusion that you qualify to aggregate your results of these operations in one reportable operating segment. Additionally, provide for us the internal financial information that is regularly provided to the chief operating decision maker as of December 31, 2005 and June 30, 2006.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 77

5.   We note the definition of disclosure controls and procedures contained in the first paragraph of this subsection is not the entire definition found in Rule 13a-15(e). In this regard, you state that your disclosure controls and procedures are designed to ensure that "information is accumulated and communicated to management timely." In your future Item 307 disclosure, you should clarify that your disclosure controls and procedures are designed to ensure that information required to be disclosed by you in all reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in our rules and forms and to ensure that information required to be disclosed in the reports that you file or submit under the Act is accumulated and communicated to your management, including your CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

6.   Please revise to describe the events surrounding the determination that your internal control deficiency constituted a material weakness, including who identified the weakness, and when the material weakness first began. Include dates of corrective actions and any associated material costs.

Changes in Internal Control Over Financial Reporting, page 79

7.   We note your disclosure that there were no changes in your internal control over financial reporting that occurred during your most recent fiscal quarter, "except for the steps taken toward the remediation of the Crewe material weaknesses described above." Item 308(c) of Regulation S-K requires you to disclose any change to internal control over financial reporting that occurred during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that materially affected, or was reasonably likely to materially affect, your internal control over financial reporting. In the future, your disclosure should state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the previous quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. You should also clearly identify changes that occurred during the last fiscal quarter in this subsection, either by describing them or cross-referencing to each specific change described elsewhere in your disclosure.

Form 10-Q for the Quarter Ended April 2, 2006

Item 4. Controls and Procedures

8.   Please expand your discussion of the remediation of the material weakness
        relating to the accounting for deferred income tax assets. Explain clearly what
        steps you took to remediate your material weakness, such that your conclusion
        relating to your disclosure controls and procedures changed from "ineffective" as
        of January 1, 2006 to "effective" as of April 2, 2006. For example, discuss in
        greater detail how the company revised its policy regarding the presumed reversal
        pattern of taxable temporary differences. Explain the prior policy and any
        deficiencies therein that led to the prior failure to maintain effective controls over
        the completeness and accuracy of your recovery analysis. Then, explain the
        specific changes that you have made to such policy. If you incurred material
        costs in implementing this procedure, disclose these.

                        *   *   *   *   *

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review.   Please
furnish a cover letter with your amendments that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Before the amended registration statement is declared effective pursuant to
Section 8 of the Securities Act, the company should provide us with a letter,
acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare
    the filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Direct any questions regarding the accounting comments to Patrick Gilmore at (202) 551-3406 or to Tom Ferraro, Senior Staff Accountant, at (202) 551-3225. Direct all other questions to Rebekah Toton at (202) 551-3857 or Anne Nguyen Parker, Special Counsel, at (202) 551-3611. If you need further assistance, you may contact me at (202) 551-3462 with any questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (804) 788-8218
        Gary Thompson, Esq.
        Melvin E. Tull, III, Esq.
        Hunton & Williams
        Telephone: (804) 788-8200